MOLSON

03037560

001

File No. 82-2954

November 17, 2003

RECEIVED NOV 19 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 155

PROCESSED NOV 25 2003 THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
486	▪ Certificate Under Multilateral Instrument 45-102 - Resale of Securities - filed with the Nova Scotia and Ontario Securities Commissions (filed SEDAR)	Oct. 24/03	3
	▪ Press Release "Molson will announce its Fiscal 2004 Second Quarter results on Wednesday, November 5, 2003"	Oct. 30/03	4
	▪ Press Release "Molson continues to deliver – Second Quarter EBIT up 15%, Net Earnings and EPS up 17% - Core Brand and overall market share move up in Canada"	Nov. 5/03	5
	▪ Declaration of a Dividend payable January 1, 2004, filed with the Toronto Stock Exchange	Nov. 5/30	20
	▪ Report Form 1 – Change in Outstanding and Reserved Securities filed with the TSX for October 2003	Nov. 10/03	22

FORM 45-102F2

**CERTIFICATE UNDER MULTILATERAL INSTRUMENT 45-102
RESALE OF SECURITIES**

**TO: Alberta Securities Commission
Ontario Securities Commission**

Molson Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 17, 2003 of $50 000 000 principal amount of Floating Rate Redeemable/Retractable Medium Term Notes maturing October 19, 2004 of Molson Inc., Molson Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 "Resale of Securities" at the distribution date.

DATED at Montréal this 24th day of October 2003.

MOLSON INC.

(signed) Marie Giguère

Per: Name: Marie Giguère
Senior Vice President, Chief Legal Officer and Secretary

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Inc. Broadcasts Fiscal 2004 Second Quarter Results

MONTREAL, Oct. 30 /CNW Telbec/ - Molson Inc. will announce its Fiscal 2004 Second Quarter results on Wednesday, November 5, 2003. The Q2 Financial Results press release and financial statements will be issued by CNW around noon and will be subsequently posted on www.molson.com .

Live audiocast of investor/analyst conference call scheduled for 2:00 PM EST

- via the Web at www.molson.com

Conference call (accessible to media and analysts only)

- by phone (800) 482-9816 or (719) 457-2732, confirmation (pound key) 692116

Participating in the conference call will be:

Mr. Daniel J. O'Neill, President and CEO, Molson Inc.;
Mr. Brian Burden, Executive Vice President and Chief Financial Officer;

The conference call rebroadcast will be available

- 15 minutes after the call on www.molson.com .
- and 2 hours after the call and until November 12, by dialing (719) 457-0820 and entering confirmation (pound key)692116 when prompted

%SEDAR: 00001968EF

/For further information: MEDIA: Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; INVESTORS & ANALYSTS: Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: MOLSON MEDIA ADVISORY; MOLSON - INVESTORS; MOLSON - NEWS ROOM

CNW 08:00e 30-OCT-03

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business Editors:
Molson Continues to Deliver - Second Quarter EBIT up 15%, Net Earnings and EPS up 17% - Core brand and overall market share move up in Canada

MONTREAL, Nov. 5 /CNW Telbec/ - Molson Inc. today announced fiscal 2004 second quarter results for the three-month period ended September 30, 2003.

HIGHLIGHTS

- Operating profit (EBIT) up 14.6% to $165.0 million
- Net earnings increased 17.3% from $82.3 million to $96.5 million
- Net earnings per share increased 16.9% from $0.65 per share to $0.76 per share
- Cash flow from operating activities (excluding rationalization costs) increased 59.1% to $237.1 million
- Consolidated net sales revenue up 4.4% to $715.6 million, net sales revenue in Canada up 5.1%
- Beer volume in Canada up 1.1%, total volume down 2.4%
- Core brand market share in Canada up 1.7%
- Molson total market share in Canada up 0.3% to 44.9%

FINANCIAL PERFORMANCE

For the second quarter of fiscal 2004, Molson delivered EBIT growth of 14.6%, slightly ahead of the annualized target of 14.5%. Sales and volume growth in Canada and the continued focus on operational savings throughout the organization were the principal contributors to this financial performance. In addition, on September 30, 2003, 18 months after the acquisition of Cervejarias Kaiser and as a result of strong cash flow performances, especially in the most recent quarter, Molson met the target of returning to the pre-acquisition debt level: long-term debt now stands at $1.03 billion.

"In the first quarter of fiscal 2004, Molson took a series of strategic measures to improve execution on several fronts in Canada, Brazil and the US. In the second quarter, we started to see the benefits of these measures: in Canada, overall and core brand market share moved up; in Brazil, volumes started to recover; and in the US, volumes grew significantly. In delivering these operating results, focus on financial objectives was maintained, resulting in profit margin gains and strong cash flow generation," commented Daniel J. O'Neill, President and CEO. "At the half-way mark of the fiscal year, performance is on track. However, the next six months will require the same singular focus in all regions to deliver on our commitments to shareholders."

Net earnings for the three-month period ended September 30, 2003 increased 17.3% to $96.5 million compared to $82.3 million for the corresponding period last year. Net earnings per share increased 16.9% to $0.76 per share compared to $0.65 per share.

Cash flow from operating activities excluding funding of rationalization costs increased by 59.1% to $237.1 million for the three months ended September 30, 2003, compared to $149.0 million for the same period last year, reflecting the higher earnings and significant reduction in working capital in the quarter.

Net sales revenue increased 4.4% to $715.6 million in the second quarter compared to $685.6 million for the same period in fiscal 2003. Higher volumes and modestly favourable consumer prices led to a 5.1% increase in Canada; in Brazil, higher consumer prices generated a 2.3% rise in revenues which were offset by lower volumes compared to the same period last year. Beer volume was 1.1% higher in Canada and 8.2% lower in Brazil, which resulted in an overall volume decline of 2.4% to 5.59 million hectolitres.

OPERATIONAL PERFORMANCE

CANADA

For the three months ended September 30, 2003, net sales revenue increased by 5.1% to $599.5 million, reflecting overall volume gains as well as increased selling prices when compared to the same period last year.

Molson's average estimated market share for all beer sold in Canada during the most recent quarter increased 0.3 share points to 44.9%, from 44.6% for the same period last year, driven by a core brand market share increase of 1.7 share points on a national basis.

The Québec/Atlantic region registered strong market share growth of 2.2 share points overall and a core brand share increase of 2.6 share points in the three-month period. These share gains reflected strong trade programs as well as volume opportunities created by the labour disruption of a competitor.

The Ontario/West region's market share declined from 45.6% to 44.8%. However, core brand market share increased by 1.2 share points during the three months ended September 30, 2003. Molson Canadian's market share remained below the prior year's level, and while still under the first quarter level, it did show sequential improvement during the second quarter of fiscal 2004.

BRAZIL

During the second quarter of fiscal 2004, net sales revenue increased 8.8% from R$192.0 million to R$208.8 million. This increase was driven by significantly higher selling prices despite a volume decline in the quarter.

Kaiser continued to manage numerous changes in the sales and distribution areas stemming from the elimination of a large sub-distributor in Sao Paulo, and the decision to progressively implement a sales force of approximately 600 people in several regions.

Beer volume, which had declined 26.8% in the first quarter, slowed its downward trend to 8.2% in the second quarter compared to the same period last year. Kaiser's quarterly volume declined from 2.57 million hectolitres to 2.36 million hectolitres year-over-year. On the positive side, this most recent volume decline was slower than the approximate 10% to 12% industry volume decline during the three-month period. Consequently, market share moved up 0.2 share points, from the first quarter level of 12.7%, to reach 12.9% at the end of the second quarter, according to ACNielsen data.

New sales teams were operating in the Campinas region by quarter-end and in three other regions by October 15, 2003. Additional sales teams will be rolled out in selective regions over the coming months. "This should improve future volume prospects. However, as a result of the softening of the industry and the elimination of the sub-distributor in Sao Paulo, year-over-year volume growth may be difficult to achieve in the third quarter", explained Daniel J. O'Neill.

UNITED STATES

Molson USA recorded its strongest quarterly growth in over seven years and achieved 8.6% more volume than in the corresponding quarter last year. This performance stemmed from a 47.5% volume increase in the Molson Canadian brand driven in large part by several packaging innovations that were well received at the retail level.

According to Nielsen Grocery Channel reporting, Molson USA's volume in the grocery channel grew by 5.3% during the three-month period ended September 30, 2003, slightly outpacing the industry import volume which grew by 5.2%.

SHARE BUY BACK AND DIVIDEND DECLARATION

The total number of Class "A" and Class "B" shares outstanding at

September 30, 2003 was 127,110,143 compared to 127,085,803 at September 30, 2002. During the six-month period, Molson repurchased 751,000 Class "A" shares at prices ranging between $32.15 and $34.99 per share, as part of a previously announced normal course issuer bid.

The Board of Directors declared a quarterly dividend of $0.14 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on January 1, 2004 to shareholders of record at the close of business on December 15, 2003.

Molson Inc. (TSX: MOL.A) is one of the world's largest brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786 making it North America's oldest beer brand. Committed to brewing excellence, Molson combines the finest natural ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, Marca Bavaria, Kaiser and Bavaria.

This press release contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

CONFERENCE CALL INVITATION

Molson will host a one-hour conference call today at 2:00 PM EST to discuss financial results and respond to analyst and investor questions. The dial-in number is (800) 482-9816 or (719) 457-2732 and requesting confirmation (pound key) 692116.

All other interested parties are invited either to listen in:

- by phone conference call using the same dial-in number above;
- by audio webcast of the conference call located at http://www.molson.com .

For those unable to listen to the call live, the following replay mechanisms will be available:

- a phone replay two hours after the call and until November 12 by dialing (719) 457-0820 and entering confirmation (pound key) 692116 when prompted;
- a webcast replay beginning 15 minutes following the conference call at http://www.molson.com .

<<

MOLSON INC.
SUPPLEMENTAL FINANCIAL & OPERATIONAL INFORMATION

Comparable Operating Profit(i)

Six months ended
September 30

(Dollars in millions)	2003	2002 (Restated)
Earnings before interest and taxes (EBIT)	$276.9	$273.6
Pre-tax adjustments to arrive at comparable EBIT:		
Provisions for rationalization	36.3	63.5
Gain on sale of 20% of operations in Brazil	-	(64.2)
Comparable operating profit	$313.2	$272.9
Percentage increase	15%	

(i) Comparable operating profit excludes the fiscal 2004 rationalization provision of $43.3 million relating to a plant closure in Brazil and a gain on sale of a property in Canada of $7.0 million and in fiscal 2003, the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million relating primarily to plant closures in Brazil.

Comparable Net Earnings and Earnings Per Share (i)(iii)

(Dollars in millions, except per share information)	Net earnings for the six months ended September 30		Net earnings per share for the six months ended September 30	
	2003	2002 (Restated)	2003	2002 (Restated)
Net earnings	$151.2	$183.0	$1.19	$1.44
After-tax adjustments to arrive at comparable net earnings:				
Gain on sale of 20% of operations in Brazil	-	(64.2)	-	(0.50)
Provisions for rationalization	38.5 (ii)	41.9	0.31	0.33
Minority interest impact on Brazil rationalization provision	(8.6)	(8.4)	(0.07)	(0.07)
Comparable net earnings	$181.1	$152.3	$1.43	$1.20

(i) Comparable net earnings exclude the after-tax fiscal 2004 rationalization provision of $43.3 million relating to a plant closure in Brazil and an after-tax gain on sale of a property in Canada of $4.8 million and in fiscal 2003, the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the after-tax rationalization provision of $41.9 million relating primarily to Brazil plant closures and the minority interest thereon.

(ii) There was no tax recovery recorded on the first quarter's provision for plant closure in Brazil since the Corporation has significant

tax losses available for carry forward as well as tax deductible goodwill in Brazil both of which are not tax effected. Any benefit from utilization of these losses on the plant closure or the tax losses will be recorded in the accounts when realized.

(iii) Comparable net earnings is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). However, in addition to net earnings, comparable net earnings is a useful supplemental measure as it provides investors with a measure of the Corporation's earnings excluding the impact of non-recurring and unusual items. Comparable net earnings excludes the impact of items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that comparable net earnings should not be construed as an alternative to net earnings determined in accordance with GAAP to be used as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable net earnings may not be comparable to measures used by others.

Volume

(Hectolitres in millions)	Three months ended September 30		Six months ended September 30	
	2003 Estimated	2002 Actual	2003 Estimated	2002 Actual
Industry volume in Canada(i)	6.15	6.12	12.05	11.78
Molson (Canada)	2.76	2.73	5.35	5.26
Molson production for shipment to the United States	0.47	0.43	1.00	0.97
Brazil	2.36	2.57	4.41	5.36
Total Molson volume	5.59	5.73	10.76	11.59

(i) Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Molson Canada Estimated Market Share (%)

	Three months ended September 30		Six months ended September 30	
	2003 Estimated	2002 Actual	2003 Estimated	2002 Actual
Including sales of imports:				
Canada	44.9	44.6	44.4	44.7
Quebec/Atlantic	45.1	42.9	44.0	42.6
Ontario/West	44.8	45.6	44.7	45.8

Sources: Brewers Association of Canada, provincial liquor authorities and industry distribution companies.

Summary Financial Information by Business Unit

(Dollars in millions)	Sales and Other Revenues				Net Sales Revenue			
	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2003	2002	2003	2002	2003	2002	2003	2002
Canada	768.8	752.4	1,495.7	1,470.2	599.5	570.6	1,161.9	1,117.5
Brazil(i)	179.7	178.3	327.2	404.2	98.2	96.0	179.0	215.0
United States	21.3	22.6	43.3	47.4	17.9	19.0	36.5	39.9
Consolidated	969.8	953.3	1,866.2	1,921.8	715.6	685.6	1,377.4	1,372.4

(Dollars in millions)	EBITDA				EBIT			
	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2003	2002	2003	2002	2003	2002	2003	2002
Canada(ii)	173.1	153.5	336.8	289.5	161.1	142.0	313.1	265.1
Brazil(i)	10.1	8.2	12.1	20.6	5.1	3.9	1.9	10.3
United States	(1.2)	(1.9)	(1.7)	(2.5)	(1.2)	(1.9)	(1.8)	(2.5)
Totals before non-recurring items	182.0	159.8	347.2	307.6	165.0	144.0	313.2	272.9
Gain on sale of 20% of operations in Brazil	-	-	-	64.2	-	-	-	64.2
Provisions for rationalization	-	-	(36.3)	(63.5)	-	-	(36.3)	(63.5)
Consolidated	182.0	159.8	310.9	308.3	165.0	144.0	276.9	273.6

(i) Results for the three and six months ended September 30, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

(ii) Restated by $1.8 million for the three and six-month periods and $1.0 million for the three-month period ended September 30, 2002,

reflecting the previously disclosed stock option expense.

Summary Financial Information

Brazil

(Currency in millions)

	Three months ended September 30				Six months ended September 30			
	BRL		CAD		BRL		CAD	
	2003	2002	2003	2002	2003	2002	2003	2002
Sales and other revenues	382.0	357.2	179.7	178.3	696.7	717.2	327.2	404.2
Net sales revenue	208.8	192.0	98.2	96.0	381.3	382.0	179.0	215.0
EBITDA(i)	21.8	17.9	10.1	8.2	26.0	38.6	12.1	20.6
EBIT(i)	11.1	9.5	5.1	3.9	4.2	20.6	1.9	10.3

(i) Results for the six-month period ended September 30, 2003 exclude the rationalization provision of $43.3 million. Results for the six-month period ended September 30, 2002 exclude the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.

(ii) Results for the three and six-month periods ended September 30, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

United States

	Three months ended September 30					
(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2003	2002	2003	2002	2003	2002
Sales and other revenues	30.8	28.9	42.5	45.0	21.3	22.6
Net sales revenue	25.9	24.3	35.7	37.9	17.9	19.0
EBITDA	(1.7)	(2.3)	(2.3)	(3.8)	(1.2)	(1.9)
EBIT	(1.7)	(2.4)	(2.4)	(3.9)	(1.2)	(1.9)

	Six months ended September 30					
(Dollars in millions)	USD		CAD		Molson 50.1% Share CAD	
	2003	2002	2003	2002	2003	2002
Sales and other revenues	62.3	60.8	86.5	94.5	43.3	47.4
Net sales revenue	52.5	51.2	72.8	79.7	36.5	39.9
EBITDA	(2.5)	(3.1)	(3.5)	(5.0)	(1.7)	(2.5)
EBIT	(2.6)	(3.2)	(3.7)	(5.1)	(1.8)	(2.5)

MOLSON INC.
CONSOLIDATED STATEMENTS OF EARNINGS - UNAUDITED

(Dollars in millions, except share and per share amounts)	Three months ended September 30		Six months ended September 30	
	2003	2002 (Restated)	2003	2002 (Restated)
Sales and other revenues	$969.8	$953.3	$1,866.2	$1,921.8
Brewing excise and sales taxes	254.2	267.7	488.8	549.4
Net sales revenue	715.6	685.6	1,377.4	1,372.4
Costs and expenses				
Cost of sales, selling and administrative costs	533.6	525.8	1,030.2	1,064.8
Gain on sale of 20% of operations in Brazil	-	-	-	(64.2)
Provisions for rationalization (note 3)	-	-	36.3	63.5
	533.6	525.8	1,066.5	1,064.1
Earnings before interest, income taxes and amortization	182.0	159.8	310.9	308.3
Amortization of capital assets	17.0	15.8	34.0	34.7
Earnings before interest and income taxes	165.0	144.0	276.9	273.6
Net interest expense	22.9	21.4	47.7	45.7
Earnings before income taxes	142.1	122.6	229.2	227.9
Income tax expense	46.2	40.2	88.6	52.9
Earnings before minority interest	95.9	82.4	140.6	175.0
Minority interest	0.6	(0.1)	10.6	8.0
Net earnings	$96.5	$82.3	$151.2	$183.0
Net earnings per share				
Basic	$0.76	$0.65	$1.19	$1.44
Diluted	$0.75	$0.64	$1.17	$1.41

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS - UNAUDITED

Six months ended September 30, 2003 and 2002 (Dollars in millions)	2003	2002

Retained earnings - beginning of year	$676.8	$460.3
Change in accounting policy (note 2)	(3.7)	-
Retained earnings - beginning of year, as restated	673.1	460.3
Net earnings	151.2	183.0
Cash dividends declared	(33.7)	(24.6)
Stock dividends declared	(1.8)	(0.9)
Excess of share repurchase price over weighted-average stated capital (note 7)	(20.4)	(37.7)
Retained earnings - end of period	$768.4	$580.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS - UNAUDITED

(Dollars in millions)	September 30 2003	September 30 2002	March 31 2003
Assets		(Restated)	(Restated)
Current Assets			
Cash	$50.6	$3.6	$12.2
Accounts receivable	163.6	175.0	197.3
Inventories	177.5	157.5	162.3
Prepaid expenses	43.2	33.8	65.4
	434.9	369.9	437.2
Investments and other assets	130.3	126.2	127.6
Property, plant and equipment	990.3	988.3	1,026.9
Intangible assets, excluding goodwill	1,566.7	1,550.7	1,552.5
Goodwill	808.6	689.8	770.4
	$3,930.8	$3,724.9	$3,914.6
Liabilities			
Current liabilities			
Accounts payable and accruals	$494.3	$545.1	$540.4
Provision for rationalization costs (note 3)	14.4	21.0	14.6
Income taxes payable	41.3	75.1	77.8
Dividends payable	17.8	12.7	14.0
Future income taxes	150.5	121.0	126.6
Current portion of long-term debt(note 5)	65.4	41.5	40.6
	783.7	816.4	814.0
Long-term debt(note 5)	1,034.2	1,202.9	1,180.0
Deferred liabilities	398.7	310.1	380.5
Future income taxes	382.1	323.2	355.0
Minority interest	151.6	146.7	152.1

	2,750.3	2,799.3	2,881.6
Shareholders' equity			
Capital stock(note 7)	725.4	715.2	719.4
Contributed surplus	6.5	1.8	3.7
Retained earnings	768.4	580.1	673.1
Unrealized translation adjustments	(319.8)	(371.5)	(363.2)
	1,180.5	925.6	1,033.0
	$3,930.8	$3,724.9	$3,914.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

	Three months ended September 30		Six months ended September 30	
(Dollars in millions)	2003	2002 (Restated)	2003	2002 (Restated)
Operating activities				
Net earnings	$96.5	$82.3	$151.2	$183.0
Gain on sale of 20% of operations in Brazil	-	-	-	(64.2)
Provisions for rationalization (note 3)	-	-	36.3	63.5
Amortization of capital assets	17.0	15.8	34.0	34.7
Future income taxes	15.0	14.9	31.0	15.6
Minority interest	(0.6)	0.1	(10.6)	(8.0)
Funding of deferred liabilities less than (in excess of) expense	2.5	6.5	(38.9)	(20.7)
Other	(1.9)	(6.6)	(4.2)	(7.0)
Cash provided from operations before working capital and rationalization costs	128.5	113.0	198.8	196.9
Provided from (used for) working capital	108.6	36.0	(52.7)	(51.9)
Rationalization costs	(2.4)	(19.7)	(6.8)	(29.4)
Cash provided from operating activities	234.7	129.3	139.3	115.6
Investing activities				
Proceeds from sale of 20% of operations in Brazil	-	-	-	333.9
Additions to property, plant and equipment	(16.1)	(20.3)	(21.5)	(29.1)
Additions to investments and other assets	(2.2)	(3.5)	(3.7)	(4.1)

Proceeds from disposal of property, plant and equipment	1.0	0.1	15.4	0.3
Proceeds from disposal of investments and other assets	2.3	-	3.3	9.8
Cash provided from (used for) investing activities	(15.0)	(23.7)	(6.5)	310.8
Financing activities				
Increase in long-term debt	264.0	40.4	345.3	224.2
Reduction in long-term debt	(434.6)	(179.5)	(469.4)	(690.5)
Securitization of accounts receivable	10.0	17.0	75.0	45.0
Shares repurchased(note 7)	(2.1)	-	(24.6)	(44.5)
Cash dividends paid	(17.1)	(11.9)	(31.1)	(23.9)
Other	2.2	1.7	9.5	1.7
Cash used for financing activities	(177.6)	(132.3)	(95.3)	(488.0)
Increase (decrease) in cash from continuing operations	42.1	(26.7)	37.5	(61.6)
Increase (decrease) in net cash from discontinued operations (note 9)	5.5	(2.6)	0.8	3.9
Increase (decrease) in cash	47.6	(29.3)	38.3	(57.7)
Effect of exchange rate changes on cash	(0.8)	(2.4)	0.1	(9.7)
Cash, beginning of period	3.8	35.3	12.2	71.0
Cash, end of period	$50.6	$3.6	$50.6	$3.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.
>>

MOLSON INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the six months ended September 30, 2003 and 2002
(Dollars in millions, except share and per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2003, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2003 of Molson Inc.'s 2003 Annual Report.

Note 2. Change in Accounting Policies

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2003 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 5.

The effect of the Corporation's decision to begin expensing the cost of stock option grants, with a restatement of the prior period, was to reduce net earnings for the six-month periods ended September 30 by $2.8 in fiscal 2004 and by $1.8 in fiscal 2003. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

Note 3. Provisions for Rationalization

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirao Preto plant in Brazil represented by fixed asset write-downs of $37.5 and employee severance and other closure costs of $5.8. The remaining accrual at September 30, 2003 is $1.2.

Also in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision. The remaining accrual at September 30, 2003 is $13.2 and relates to previous plant closures in Canada.

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs. The balance of the provision is nil and all closure activities and costs have been completed and paid.

Note 4. Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

<<

	2003	2002 (Restated)
Net earnings	$151.2	$183.0
Weighted average number of shares outstanding - (millions)		
Weighted average number of shares outstanding - basic	127.0	127.3
Effect of dilutive securities	2.1	2.4
Weighted average number of shares outstanding - diluted	129.1	129.7

>>

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first six months of fiscal 2004, options to purchase 647,450 (fiscal 2003 - 740,700) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the six-month period.

Note 5. Long-Term Debt

The Corporation's 18-month bridge facility of $300 expired on September 17, 2003 and was repaid with new medium-term notes and drawings on the Corporation's $625 revolving facility. On September 16, 2003, the Corporation issued $200 in two-year floating rate notes as part of a $500 medium-term note program. Subsequent to September 30, 2003, the Corporation completed a second issuance of $50 of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are unsecured obligations of Molson and were offered by way of a private placement in Canada.

The Molson Canada $100 credit facility expired on August 31, 2003 and was repaid from operations and using the Corporation's $625 credit facility. As at September 30, 2003, $90 was drawn on the $625 facility.

On September 30, 2003, the Corporation entered into an interest rate swap for $100 which converted the Corporation's floating rate note due September 16, 2005 to a fixed rate. This swap is cancellable on a quarterly basis at the option of a third party.

Note 6: Stock-Based Compensation

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At September 30, 2003, there were 5,390,800 (2002 - 5,643,634) stock options outstanding and 1,863,813 (2002 - 2,516,320) stock options available for future grants. During the first six months of fiscal 2004, the Corporation granted 922,800 (2002 - 865,700) stock options at exercise prices ranging between $32.31 and $34.46 (2002 - ranging between $29.43 and $36.79).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the six-month period: dividend yield of 1.6 percent (2002 - 2.0 percent); expected volatility of 25.5 percent (2002 - 24.1 percent), risk-free interest rate of 4.4 percent (2002 - 5.0 percent); and an expected life of 6.0 years (2002 - 6.0 years). The weighted average fair value of options granted in the six-month period is $9.28 (2002 - $9.58) per share.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's 2003 Annual Report.

The Corporation's contributions to the employee share ownership plan ("MESOP") of $0.9 (2002 - $0.7) were charged to earnings during the six-month period.

As at September 30, 2003, 159,675 (2002 - 139,847) Deferred Share Units ("DSU's") are outstanding. For the six-month period ended September 30, 2003,

$0.3 (2002 - $0.3) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

Note 7. Capital Stock

During the six month period ended September 30, 2003, the Corporation repurchased 751,000 (2002 - 1,100,000) Class "A" shares and nil (2002 - 100,000) Class "B" shares at prices ranging between $32.15 and $34.99 (2002 - ranging between $34.55 and $38.16) per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at September 30, 2003, were 127,110,143 (2002 - 127,085,803). Of the total amount of $24.6 (2002 - $44.5) repurchased, $4.2 (2002 - $6.8) was charged to capital stock based on the weighted-average stated capital with the excess of $20.4 (2002 - $37.7) being charged to retained earnings.

Note 8. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

<<

	Canada		Brazil		United States		Consolidated	
Six months ended September 30 (Dollars in millions)	2003	2002	2003	2002	2003	2002	2003	2002
Revenues from external customers	1,495.7	1,470.2	327.2	404.2	43.3	47.4	1,866.2	1,921.8
Inter-segment revenues	21.8	22.5	5.4	-	-	-	27.2	22.5
EBIT	320.1 (i)	265.1 (ii)	(41.4) (iii)	11.0 (iv)	(1.8)	(2.5)	276.9	273.6
Assets	2,530.3	2,458.9	1,239.6	1,104.1	160.9	161.9	3,930.8	3,724.9
Goodwill	198.0	198.0	610.6	491.8	-	-	808.6	689.8
Amortization of capital assets	23.7	24.4	10.2	10.3	0.1	-	34.0	34.7
Additions to capital								

assets	14.5	14.9	7.0	14.1	-	0.1	21.5	29.1

>>

(i) Includes the $7.0 gain on sale of a property in Canada.
(ii) Restated by $1.8 to reflect the previously disclosed stock option expense.
(iii) Includes a provision for rationalization of $43.3.
(iv) Includes the gain on sale of 20% of Molson's Brazilian operations of $64.2 and a provision for rationalization of $63.5.

Note 9. Discontinued Operations

Cash provided from discontinued operations of $0.8 ($3.9 source of cash in fiscal 2003) was from operating activities.

Note 10. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.
%SEDAR: 00001968EF

/For further information: Media, Sylvia Morin, Senior Vice President, Corporate Affairs, (514) 590-6345; Investors and analysts, Danielle Dagenais, Vice President, Investor Relations, (514) 599-5392/
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON - INVESTORS

CNW 09:28e 05-NOV-03

FORM: 5 | Company Name: MOLSON INC. | Stock Symbol: MOL.A MOL.B

DIVIDEND / DISTRIBUTION DECLARATION

DATE OF DECLARATION	05	11	2003
	DD	MM	YYYY

Type of Security and Stock Symbol on which Dividend / Distribution declared

Class 'A' non-voting shares: **MOL.A** and Class 'B' common shares: **MOL.B**

Amount of Dividend / Distribution per share (if special dividend, stock dividend, or dividend in foreign currency, please give details)

Quarterly Dividend of **$0.14/share.**
Converted to U.S. funds at noon rate prevailing on Record Date.

PAYABLE DATE	01	01	2004
	DD	MM	YYYY
RECORD DATE	15	12	2003
	DD	MM	YYYY

NOTE: Upon receipt of this Form, the TSE will determine the ex-dividend date.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE November 5, 2003

****
***   RAPPORT ÉMISSION   ***
****

ÉMISSION OK

N° ÉM/RÉC	4382
TÉLÉPHONE CONNEX	914169474547
SOUS-ADRESSE	
IDENT CONNEXION	TSE
h DÉBUT	05/11 14:40
DURÉE	00'39
PGS. TRANSMISES	2
RÉSULTAT	OK

MOLSON

FAX

Date:	5 November, 2003	Time:	2:39 PM
Attention:	Reporting Division	From:	Carole Gagnon
Company:	Toronto Stock Exchange	Telephone:	(514) 590-6338
Fax:	(416) 947-4547	Number of pages including cover:	2

RE: DECLARATION OF A DIVIDEND

Following my telephone message, please find attached a dividend declared today by Molson Inc.

Do not hesitate to call me if you have any questions.

Regards,

Carole Gagnon
Corporate Administrator

Gagnon, Carole

From: Gagnon, Carole
Sent: November 10, 2003 18:21
To: 'TSX Reporting DF (Montreal)'; 'TSX Reporting SG (Montreal)'
Subject: Form 1: Change in Outstanding and Reserved Securities - OCTOBER 2003

Please find attached the above report for Molson's MOL.A and MOL.B shares for the month of October 2003.

Do not hesitate to contact me if you have any questions.

Kind regards,

TSE - 03-Oct - MOLB.doc (145 K...

TSE - 03-Oct - MOLA.doc (177 K...

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,662,423**
ADD:	Stock Options Exercised	25,500	
	Share Purchase Plan	36,678	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	4,444	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,729,045**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a *consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger,* amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
A.	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
B.	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**872,299**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(36,678)
	Closing Reserve for Dividend Reinvestment Plan		**835,621**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,390,800**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Error in report of September 2003: 1,250 options should not have been cancelled on following:				
10-May-2002	Gustavos Ramos	9-May-2012	$36.79	1,250
			SUBTOTAL	**1,250**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
02-Oct-2003	Mark Askin	18-May-2001	$22.50 CAD	2,000
03-Oct-2003	Joseph I. Bergstein	27-Jun-2001	$23.34 CAD	10,000
15-Oct-2003	Jean Béliveau	13-Oct-1993	$13.56 CAD	10,000
20-Oct-2003	Rimas (Ray) Sriubiskis	18-May-2001	$22.50 CAD	1,000
27-Oct-2003	Elisabeth M. Thomas	30-Apr-1998	$13.58 CAD	2,500
			SUBTOTAL	**(25,500)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for *reasons other than termination of employment or natural expiry, the entry should be noted with a ** and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price		Number
01-Oct-2003	Nicola Webb	30-Jan-2002	30-Jan-2012	$27.42	CAD	3,750
	Nicola Webb	10-May-2002	30-Mar-2004	$36.79	CAD	4,875
	Nicola Webb	02-May-2003	02-May-2013	$32.31	CAD	8,000
10-Oct-2003	Joseph I. Bergstein	27-Jun-2001	26-Jun-2011	$23.34	CAD	10,000
	Joseph I. Bergstein	10-May-2002	09-May-2012	$36.79	CAD	9,000
	Joseph I. Bergstein	02-May-2003	02-May-2013	$32.31	CAD	10,000
31-Oct-2003	Chris Gowan	18-May-2001	30-Apr-2004	$22.50	CAD	1,000
	Laura Warren	02-May-2003	02-May-2013	$32.31	CAD	2,500
				SUBTOTAL		**(49,125)**
Stock Option Outstanding — Closing Balance						**5,317,425**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,254,613**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(25,500)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,229,113**

All information reported in this Form is for the month of **OCTOBER, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE November 10, 2003

TSE

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,447,720**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(4,444)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,443,276**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

*All information reported in this Form is for the month of OCTOBER, **2003**.*

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE November 10, 2003

TSE